ORGANIGRAM
GLOBAL

Q1
2026

Organigram Global Inc.
Condensed Consolidated Interim Financial Statements (Unaudited)

TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	16

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at December 31, 2025 and September 30, 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	DECEMBER 31, 2025	SEPTEMBER 30, 2025
ASSETS
Current assets
Cash	$7,576	$28,200
Short-term investments	805	826
Restricted cash (Note 4)	54,585	55,394
Accounts and other receivables (Note 5)	49,941	64,859
Biological assets (Note 6)	16,490	17,931
Inventories (Note 7)	116,221	106,023
Prepaid expenses and deposits	10,927	11,664
	256,545	284,897

Property, plant and equipment (Note 8)	123,482	122,977
Intangible assets	46,743	48,511
Goodwill	52,524	52,524
Deferred charges and deposits	1,974	3,754
Other financial assets (Note 9)	49,405	49,548
	$530,673	$562,211

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$71,079	$89,247
Derivative liabilities (Note 10)	16,705	28,832
Other liabilities (Note 11)	6,267	8,080
	94,051	126,159

Derivative liabilities (Note 10)	4,644	5,506
Preferred shares (Note 12)	55,017	68,653
Other long-term liabilities (Note 11)	7,505	12,763
	161,217	213,081

SHAREHOLDERS' EQUITY
Share capital (Note 13)	921,612	919,908
Equity reserves	36,418	37,346
Accumulated other comprehensive income	184	603
Accumulated deficit	(588,758)	(608,727)
	369,456	349,130
	$530,673	$562,211

On behalf of the Board:
/s/James Yamanaka, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    1

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the three months ended December 31, 2025 and 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
REVENUE
Gross revenue (Note 17)	$97,298	$66,806
Excise taxes	(33,760)	(24,076)
Net revenue	63,538	42,730
Cost of sales	40,021	28,615
Gross margin before fair value adjustments	23,517	14,115
Realized fair value on inventories sold and other inventory charges (Note 7)	(16,911)	(13,066)
Unrealized gain on changes in fair value of biological assets (Note 6)	16,709	12,765
Gross margin	23,315	13,814

OPERATING EXPENSES
General and administrative (Note 18)	14,950	11,233
Sales and marketing	8,991	5,804
Research and development	2,084	2,369
Share-based compensation	708	1,209
Total operating expenses	26,733	20,615

LOSS FROM OPERATIONS	(3,418)	(6,801)
Investment income, net of financing costs	(93)	(825)
Acquisition and transaction costs	1,606	4,504
Change in fair value of contingent consideration	(1,809)	—
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 16)	(24,392)	14,495
Other non-operating expense, net	1,301	(2,018)
NET INCOME (LOSS)	19,969	(22,957)

OTHER COMPREHENSIVE INCOME (LOSS)
Change in fair value of investments at fair value through other comprehensive income (loss) (Note 9)	(419)	240

COMPREHENSIVE INCOME (LOSS)	$19,550	$(22,717)

Net earnings (loss) per common share, basic	$0.148	$(0.202)
Net earnings (loss) per common share, diluted	$0.146	$(0.202)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    2

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended December 31, 2025 and December 31, 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - October 1, 2024	108,585,492	$852,891	$37,129	$(63)	$(583,968)	$305,989
Private placement	17,233,950	39,050	—	—	—	39,050
Share-based compensation	—	—	1,325	—	—	1,325
Exercise of restricted share units	337,231	653	(653)	—	—	—
Net loss	—	—	—		(22,957)	(22,957)
Other comprehensive income	—	—	—	240	—	240
Balance - December 31, 2024	126,156,673	$892,594	$37,801	$177	$(606,925)	$323,647

Balance - October 1, 2025	134,461,029	$919,908	$37,346	$603	$(608,727)	$349,130
Share-based compensation (Note 13)	—	—	770	—	—	770
Exercise of stock options (Note 13)	3,350	11	(5)	—	—	6
Exercise of restricted share units (Note 13)	579,918	1,255	(1,255)	—	—	—
Exercise of performance share units (Note 13)	88,485	438	(438)	—	—	—
Net income	—	—	—	—	19,969	19,969
Other comprehensive loss	—	—	—	(419)	—	(419)
Balance - December 31, 2025	135,132,782	$921,612	$36,418	$184	$(588,758)	$369,456

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    3

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended December 31, 2025 and 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
CASH USED IN
OPERATING ACTIVITIES
Net income (loss)	$19,969	$(22,957)
Items not affecting operating cash:
Share-based compensation (Note 13)	770	1,325
Depreciation and amortization	4,980	3,387
Realized fair value on inventories sold and other inventory charges (Note 7)	16,911	13,066
Unrealized gain on changes in fair value of biological assets (Note 6)	(16,709)	(12,765)
Investment income, net of financing costs	(93)	(825)
Change in fair value of contingent consideration	(1,809)	—
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 16)	(24,392)	14,495
Unrealized foreign exchange loss (gain)	626	(2,014)
Cash and restricted cash provided by (used in) operating activities before working capital changes	253	(6,288)
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	6,649	13,667
Net change in accounts payable and accrued liabilities, provisions and other liabilities	(22,915)	(11,559)
Net cash and restricted cash used in operating activities	(16,013)	(4,180)

FINANCING ACTIVITIES
Payment of lease liabilities, net of sublease receipts	(441)	(187)
Payment of long-term debt	(15)	(15)
Stock options exercised	6	—
Net cash used in financing activities	(450)	(202)

INVESTING ACTIVITIES
Purchase of short-term investments	(800)	(1,659)
Proceeds from short-term investments	826	—
Acquisition of subsidiary, net of cash acquired	—	(59,164)
Investment income	244	905
Other financial assets	(2,510)	—
Purchase of property, plant and equipment (Note 8)	(2,104)	(1,626)
Purchase of intangible assets	—	(9)
Net cash used in investing activities	(4,344)	(61,553)

Effect of foreign exchange on cash	(626)	2,014
DECREASE IN CASH AND RESTRICTED CASH	(21,433)	(63,921)

CASH AND RESTRICTED CASH
Beginning of period	83,594	132,605
End of period	$62,161	$68,684

Less: restricted cash	(54,585)	(24,386)
Cash as presented on the statement of financial position	$7,576	44,298

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    4

ORGANIGRAM GLOBAL INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended December 31, 2025 and December 31, 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Global Inc. (formerly known as "Organigram Holdings Inc.") (the “Company”) is a publicly listed corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

On March 24, 2025, the shareholders of the Company at the annual and special meeting of shareholders approved an amendment to the articles of the Company to change the name of the Company to “Organigram Global Inc". On March 31, 2025, the Company obtained all regulatory approvals for the change of name of the Company.

The Company’s wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; and (iii) Organigram USA Inc. (formerly known as Collective Project USA Limited) ("OGI USA"), a wholly-owned subsidiary of Organigram Inc. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. OGI USA was incorporated under the General Corporation Law of the State of Delaware on April 12, 2019.

On October 1, 2023, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiaries, The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian"), and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

On April 1, 2025, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiary, Motif Labs Ltd. ("Motif") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. Motif was incorporated under the Business Corporations Act (Ontario) on December 18, 2017.

On October 1, 2025, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiary, Collective Project Limited (“CPL”) and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. CPL was incorporated under the CBCA on October 23, 2013.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the years ended September 30, 2025 and 2024 (“Annual Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

These interim financial statements were approved and authorized for issue by the Board of Directors of the Company on February 5, 2026.

ii.Basis of measurement
These interim financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, short-term investments, preferred shares, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    5

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These interim financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, except for one subsidiary (OGI USA) and an associate (Alpha-Cannabis Pharma GmbH), for which the functional currencies have been determined to be United States dollars and Euros, respectively.

3.     MATERIAL ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s Annual Consolidated Financial Statements, except for the adoption of the following new standards and amendments.

New and amended accounting standards
Amendment to IAS 21: Lack of Exchangeability
In August 2023, the IASB amended IAS 21 to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company’s international transactions are limited to a few countries, such as the United States, the United Kingdom, Australia and Germany. These countries all have active markets for their currencies and therefore, there is no risk of a lack of exchangeability for these currencies.

These amendments do not have any material impact on the Company’s consolidated financial statements.
Critical accounting estimates and judgments
The preparation of the Company’s financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies, and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim financial statements are described in the Company’s Annual Consolidated Financial Statements.

4.     RESTRICTED CASH
As at December 31, 2025, the Company held restricted cash balances of $54,585 (September 30, 2025 - $55,394). These balances represent proceeds received under the product development collaboration agreement dated March 10, 2021, and the subscription agreement dated November 5, 2023, with BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco p.l.c ("BAT"), and are subject to contractual restrictions that limit their use for general corporate purposes. Accordingly, these amounts are presented separately in the consolidated statements of financial position and excluded from cash and cash equivalents in the consolidated statements of cash flows.

As of December 31, 2025, the Company had access to $10 million of previously restricted funds pursuant to a temporary waiver granted by BAT. The waiver permits use of these funds for general purposes through November 8, 2026, after which the original restrictions are reinstated. The Company has classified these funds as unrestricted cash based on the terms and substance of the arrangement. As of December 31, 2025, the Company had drawn $2.4 million of these funds.

5.    ACCOUNTS AND OTHER RECEIVABLES
The Company’s accounts and other receivables include the following balances as at December 31, 2025 and September 30, 2025:

	DECEMBER 31, 2025	SEPTEMBER 30, 2025
Gross trade receivables	$54,190	$69,288
Less: reserves for product returns and price adjustments	(224)	(734)
Less: expected credit losses	(4,894)	(4,969)
Trade receivables	49,072	63,585
Receivable from related party	848	701
Current portion of net investment in subleases	12	12
Other receivables	9	561
	$49,941	$64,859

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    6

6.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 - Inventories.

The changes in the carrying value of biological assets as at December 31, 2025 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2025	$6,032	$11,899	$17,931
Unrealized gain on changes in fair value of biological assets	—	16,709	16,709
Production costs capitalized	12,911	—	12,911
Transfer to inventory upon harvest	(9,668)	(21,393)	(31,061)
Balance, December 31, 2025	$9,275	$7,215	$16,490

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 16), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of December 31, 2025, it is expected that the Company’s biological assets will yield 40,635 kg (September 30, 2025 – 35,108 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments). Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	December 31, 2025		September 30, 2025		SENSITIVITY	December 31, 2025	September 30, 2025
Average selling price per gram (excluding trim)	$1.68		$1.78		Increase or decrease by 10% per gram	$1,602	$1,756
Expected average yield per plant	204	grams	188	grams	Increase or decrease by 10 grams	$784	$946

The expected average yield per plant at December 31, 2025 and September 30, 2025 primarily reflects the average yield of the flower component of the plant.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    7

7.     INVENTORIES
The Company’s inventories are comprised of the following balances as at December 31, 2025 and September 30, 2025:

	December 31, 2025
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$2,399	$711	$3,110
Dry cannabis
Available for packaging	26,859	26,009	52,868
Packaged inventory	4,064	42	4,106
Flower and trim available for extraction	4,237	3,311	7,548
Concentrated extract	6,728	785	7,513
Formulated extracts
Available for packaging	12,928	431	13,359
Packaged inventory	6,988	20	7,008
Packaging and supplies	20,709	—	20,709
	$84,912	$31,309	$116,221

	SEPTEMBER 30, 2025
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$4,794	$2,928	$7,722
Dry cannabis
Available for packaging	14,266	17,265	31,531
Packaged inventory	4,088	2,884	6,972
Flower and trim available for extraction	2,336	1,237	3,573
Concentrated extract	4,711	1,499	6,210
Formulated extracts
Available for packaging	20,267	668	20,935
Packaged inventory	11,414	346	11,760
Packaging and supplies	17,320	—	17,320
	$79,196	$26,827	$106,023

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and vaporizable products.

The amount of inventory expensed in cost of sales for the three months ended December 31, 2025 was $34,215 (December 31, 2024 – $24,164). The amount of inventory provisions and waste for the three months ended December 31, 2025 was $1,750 (December 31, 2024 – $1,159), which include, provisions for excess and unsaleable inventories of $65 (December 31, 2024 – $13), adjustments to net realizable value of $273 (December 31, 2024 – $151), and processing and packaging waste of $1,412 (December 31, 2024 – $996), which is comprised of the production or purchase costs of these inventories.

The amount of realized fair value on inventories sold and other inventory charges for the three months ended December 31, 2025 was $16,911 (December 31, 2024 – $13,066), including realized fair value on inventories sold of $16,795 (December 31, 2024 – $12,519). Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during the three months ended December 31, 2025 were $389 (December 31, 2024 – $698), consisting of $273 (December 31, 2024 – $151) recognized in cost of sales and $116 (December 31, 2024 – $547) recognized in fair value adjustments.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    8

8.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	GROWING & PROCESSING EQUIPMENT	LEASEHOLD IMPROVEMENTS	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, September 30, 2025	$4,705	$164,007	$186,310	$11,152	$17,782	$9,503	$393,459
Additions	—	341	2,816	178	382	—	3,717
Balance, December 31, 2025	$4,705	$164,348	$189,126	$11,330	$18,164	$9,503	$397,176

Accumulated depreciation and impairment
Balance, September 30, 2025	$(2,721)	$(109,222)	$(143,350)	$(1,327)	$(12,268)	$(1,594)	$(270,482)
Depreciation	—	(788)	(1,763)	(160)	(196)	(305)	(3,212)
Balance, December 31, 2025	$(2,721)	$(110,010)	$(145,113)	$(1,487)	$(12,464)	$(1,899)	$(273,694)

Net book value
September 30, 2025	$1,984	$54,785	$42,960	$9,825	$5,514	$7,909	$122,977
December 31, 2025	$1,984	$54,338	$44,013	$9,843	$5,700	$7,604	$123,482

Included in deferred charges and deposits is $2,069 (September 30, 2025 – $3,540) paid to secure the acquisition of growing and processing equipment. The amounts will be recorded in property, plant and equipment as equipment is received.

Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	DECEMBER 31, 2025	DECEMBER 31, 2024
Total additions (including right-of-use lease assets)	$3,717	$26,417
Additions related to business combinations	—	(25,608)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	(1,471)	675
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(142)	142
Purchase of property, plant and equipment	$2,104	$1,626

9. OTHER FINANCIAL ASSETS
The following table outlines changes in other financial assets. Note 16 provides additional details on the fair value calculation of each investment.

ENTITY	ASSET TYPE	BALANCE, SEPTEMBER 30, 2025	FUNDED DURING THE QUARTER	FAIR VALUE CHANGES	BALANCE, DECEMBER 31, 2025
Weekend Holdings Corp. ("WHC")	Preferred shares	$6,107	$—	$(419)	$5,688
Phylos Bioscience Inc. ("Phylos")	Secured convertible loan	$12,459	$2,510	$(2,888)	$12,081
Steady State LLC (d/b/a Open Book Extracts) ("OBX")	Convertible loan	$3,462	$—	$67	$3,529
Sanity Group GmbH ("Sanity Group")	Convertible loan	$23,552	$—	$700	$24,252
Sanity Group	Common shares	$3,968	$—	$(113)	$3,855
		$49,548	$2,510	$(2,653)	$49,405

Phylos Bioscience Inc.
In December 2025, the secured convertible loan agreement (the “Secured Convertible Loan Agreement”) entered into on May 25, 2023 was amended to provide for additional advances of up to US$3.0 million, increasing the total aggregate principal amount available under the agreement to US$10.0 million. The amendment also revised certain milestone, maturity, conversion and warrant terms, and introduced provisions for the suspension of interest accrual commencing on May 24, 2028.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    9

During the three months ended December 31, 2025, the Company advanced US$1,819 ($2,510) to Phylos in accordance with the amended Secured Convertible Loan Agreement.

10.    DERIVATIVE LIABILITIES
The following table outlines changes in derivative liabilities, which are measured at fair value with changes recognized in the condensed consolidated interim statements of operations and comprehensive income (loss).

	DECEMBER 31, 2025		SEPTEMBER 30, 2025
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Top-up Rights	$16,664	$—	$28,821	$—
Secured Convertible Loan Agreement	41	—	11	—
Warrants	—	4,644	—	5,506
	$16,705	$4,644	$28,832	$5,506

i.    Top-up Rights
As at December 31, 2025, the Company revalued the top-up rights (the "Top-up Rights") of BAT to an estimated fair value of $16,664 (September 30, 2025 – $28,821). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the three months ended December 31, 2025 of $12,157 (December 31, 2024 – increase of $18,945).

The following inputs were used to estimate the fair value of the Top-up Rights at December 31, 2025 and September 30, 2025:

	DECEMBER 31, 2025
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$3.65	$—	$—	$1.90 - $12.07
Risk free interest rate	2.22% - 2.77%	2.63%	2.77%	2.75%	2.60%
Expected future volatility of Common Shares	60.00% - 70.00%	70.00%	70.00%	70.00%	40.00%
Expected life (years)	0.42 - 3.25	2.25	3.24	3.08	0.16
Forfeiture rate	10%	—%	25%	5%	—%

	SEPTEMBER 30, 2025
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$2.50	$—	$—	$1.20 - $2.23
Risk free interest rate	2.44% - 2.57%	2.50%	2.48%	2.46%	3.10%
Expected future volatility of Common Shares	60.00% - 70.00%	70.00%	70.00%	70.00%	40.00%
Expected life (years)	1.42 - 3.26	2.42	2.10	1.75	0.34
Forfeiture rate	10%	—%	25%	5%	—%

ii.    Warrants
During the three months ended December 31, 2025, no warrants were exercised. As at December 31, 2025, the Company revalued the derivative liability for warrants to an estimated fair value of $4,644 (September 30, 2025 – $5,506). The Company recorded a decrease in the estimated fair value of the derivative liabilities for the three months ended December 31, 2025 of $862 (December 31, 2024 – $3,348).

The following inputs were used to estimate the fair value of the warrants as at December 31, 2025:

DECEMBER 31, 2025
Risk free interest rate	2.55%
Life of Warrants (years)	2.25
Market price of Common Shares	$2.31
Expected future volatility of Common Shares	99.30%
Fair value per Warrant	$1.04

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    10

11.    OTHER CURRENT AND LONG-TERM LIABILITIES
The carrying value of other current and long-term liabilities as at December 31, 2025 and September 30, 2025 consists of:

	DECEMBER 31, 2025		SEPTEMBER 30, 2025
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Lease liabilities	$937	$7,505	$979	$7,748
Contingent consideration	5,320	$—	6,719	5,015
Deferred consideration	—	$—	357	—
Long-term debt	10	—	25	—
	$6,267	$7,505	$8,080	$12,763

12.    PREFERRED SHARES
As at December 31, 2025, the Company revalued the Preferred Shares to an estimated fair value of $55,017 (September 30, 2025 – $68,653). For the three months ended December 31, 2025, the Company recognized a fair value gain of $13,637 (December 31, 2024 – loss of $3,735), in the condensed consolidated interim statements of operations and comprehensive income (loss).

13.    SHARE CAPITAL
i.    Issuances of share capital
Exercise of stock options
During the three months ended December 31, 2025, 3,350 (December 31, 2024 – $nil) share options were exercised at an average exercise price of $1.90 (December 31, 2024 - $nil) for an increase of $11 (December 31, 2024 - $nil) to share capital and a decrease to equity reserves of $5 (December 31, 2024 - $nil).

Exercise of restricted share units ("RSUs")
During the three months ended December 31, 2025, 579,918 (December 31, 2024 – $337,231) RSUs were exercised for an increase of $1,255 (December 31, 2024 – $653) to share capital and a decrease to equity reserves of $1,255 (December 31, 2024 – $653).

Exercise of performance share units ("PSUs")
During the three months ended December 31, 2025, 88,485 (December 31, 2024 – $nil) PSUs were exercised for an increase of $438 (December 31, 2024 – $nil) to share capital and a decrease to equity reserves of $438 (December 31, 2024 - $nil).

ii.    Share-based compensation
During the three months ended December 31, 2025, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $770 (December 31, 2024 – $1,325).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the three months ended December 31, 2025:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2025	2,301,674	$10.03
Exercised	(3,350)	$1.90
Expired	(66,979)	$5.60
Balance - December 31, 2025	2,231,345	$10.17

For the three months ended December 31, 2025, share-based compensation charges, including related to production employees that are charged to biological assets and inventory, were $nil (December 31, 2024 – $13) related to the Company’s stock option plan.

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Equity incentive plan
The following table summarizes the movement in the Company’s outstanding RSUs:

NUMBER
Balance - September 30, 2025	2,996,794
Granted	1,115,541
Exercised	(579,918)
Cancelled / Forfeited	(46,658)
Balance - December 31, 2025	3,485,759

The estimated fair value of the equity-settled RSUs granted during the three months ended December 31, 2025 was $2,426 (December 31, 2024 – $2,490), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants.

For the three months ended December 31, 2025, $923 (December 31, 2024 – $1,071) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - September 30, 2025	1,677,762
Granted	728,261
Exercised	(88,485)
Cancelled / Forfeited	(124,594)
Balance - December 31, 2025	2,192,944

The estimated fair value of the equity-settled PSUs granted during the three months ended December 31, 2025 was $1,066 (December 31, 2024 – $812), which was based on the Company’s share price at the grant date, adjusted for an estimate of the likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years.

For the three months ended December 31, 2025, recovery of $153 (December 31, 2024 – expense of $241) has been recognized as share-based compensation expense.

14.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

Management and Board Compensation
For the three months ended December 31, 2025 and December 31, 2024, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
Salaries and bonus	$1,377	$1,302
Share-based compensation	476	775
Total key management compensation	$1,853	$2,077

During the three months ended December 31, 2025, 650,061 RSUs (December 31, 2024 – 404,905), were granted to key management personnel with an aggregate fair value of $1,586 (December 31, 2024 – $2,724). In addition, for the three months ended December 31, 2025, 379,254 PSUs (December 31, 2024 – 404,905) were issued to key management personnel with an aggregate fair value of $925 (December 31, 2024 – $1,843).

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 - Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three months ended December 31, 2025, under the product development collaboration agreement between the Company and BAT dated March 10, 2021, BAT incurred $675 (December 31, 2024 – $418) of direct expenses and the
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    12

Company incurred $1,227 (December 31, 2024 – $1,474) of direct expenses and capital expenditures of $nil (December 31, 2024 – $nil) related to the Centre of Excellence. The Company recorded in the three months ended December 31, 2025, $951 (December 31, 2024 – $946) of these expenditures within research and development expense in the condensed consolidated interim statement of operations and comprehensive income (loss). For the three months ended December 31, 2025, the Company recorded $nil (December 31, 2024 – $nil) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

At December 31, 2025, there is a balance receivable from BAT of $848 (September 30, 2025 – $701).

15.     CAPITAL MANAGEMENT
The Company's capital consists of long-term debt (including current portion), derivative liabilities, preferred shares, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at December 31, 2025 is $445,832 (September 30, 2025 - $452,146). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (stock options, RSUs, or PSUs) and the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value changes recorded on the Company's investment in WHC.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There were no changes to the Company's approach to capital management during the period.

16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement, as amended, was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos achieving required milestones.

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as level 3 in the fair value hierarchy.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    13

The fair value of the convertible note issued by Sanity Group to the Company was determined using the binomial lattice model. The key assumptions used in the Model are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as level 3 in the fair value hierarchy.

The fair value of the Company's equity interest in the Sanity Group was determined using the option pricing model wherein the current value of the Sanity Group was allocated to the various types of shares based on their rights and preferences. The current value of the Sanity Group was determined using the backsolve approach which benchmarks the original issue price of the Sanity Group's latest funding transaction.

The fair value of derivative warrant liabilities is based on level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $536 or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $562.

The fair value of the additional contingent share consideration payable to Motif's former shareholders in connection with the Company's acquisition of Motif in December 2024 is primarily based on level 3 unobservable inputs in a Monte Carlo pricing model. The model simulates daily share price of the Company for twelve months and monitors when the share achieves a volume weighted average trading price, which would trigger the issuance of the contingent share consideration. The key assumptions used in the model are expected future price and the expected future volatility of the Company's Common Shares.

The fair value of the additional contingent consideration payable to CPL's former shareholders in connection with the Company's acquisition of CPL in March 2025 is primarily based on level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of CPL achieving its milestones. The key inputs used in the model are revenue, discount rate, revenue and asset volatility and risk free rate.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

For the three months ended December 31, 2025, and December 31, 2024, the Company recorded the following fair value changes related to its financial instruments:

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
Investment in Phylos	$2,888	$(2,471)
Investment in OBX	(67)	(288)
Investment in Sanity Group (convertible loan)	(700)	(1,151)
Investment in Sanity Group (common shares)	113	47
Top-up Rights	(12,157)	18,945
Commitment to fund third tranche of Phylos convertible loan	30	(303)
Commitment to issue Preferred Shares	—	(671)
Warrants	(862)	(3,348)
Preferred shares	(13,637)	3,735
	$(24,392)	$14,495

Additionally, for the three months ended December 31, 2025, and December 31, 2024, the Company also fair valued its investment in WHC and recognized a decrease in fair value of $419 (December 31, 2024 – increase of $240) in the consolidated statements of operations and comprehensive income (loss) within other comprehensive income (loss).

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance, except potentially from outstanding receivable from one of the international customers. For certain trade and other receivables, management also obtains insurance, guarantees or general security
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    14

agreements, where applicable. The maximum exposure to credit risk of cash, restricted cash, short-term investments, accounts and other receivables and other financial assets on the statement of financial position at December 31, 2025 approximates $162,312 (September 30, 2025 – $198,827).

As of December 31, 2025 and September 30, 2025, the Company’s aging of trade receivables was as follows:

	DECEMBER 31, 2025	SEPTEMBER 30, 2025
0-90 days	$38,568	$56,442
More than 90 days	15,622	12,846
Gross trade receivables	$54,190	$69,288
Less: Expected credit losses and reserve for product returns and price adjustments	(5,118)	(5,703)
	$49,072	$63,585

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At December 31, 2025, the Company had $7,576 (September 30, 2025 – $28,200) of cash (unrestricted) and working capital of $162,494 (September 30, 2025 – $158,738). If necessary, the Company may access additional liquidity through the capital markets, including both debt and equity financing.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at December 31, 2025:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	71,079	71,079	71,079	—	—	—
Long-term debt	10	10	10	—	—	—
Lease obligations	8,442	10,862	1,529	3,178	2,878	3,277
	$79,531	$81,951	$72,618	$3,178	$2,878	$3,277

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $925 of capital expenditures.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

17.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three months ended December 31, 2025 and December 31, 2024 is disaggregated as follows:

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
Recreational revenue (Canadian)	$87,831	$62,634
Wholesale to licensed producers (Canadian)	3,592	346
International wholesale	5,042	3,330
Direct to patient medical and medical wholesale revenue (Canadian)	758	496
Other revenue	75	—
Gross revenue	$97,298	$66,806
Excise taxes	(33,760)	(24,076)
Net revenue	$63,538	$42,730
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    15

Recreational revenue is primarily generated from sales to provincial government distributors and large retailers that sell cannabis through their respective distribution networks. International and domestic wholesale revenue consists of bulk shipments to other cannabis companies, including Licensed Producers, for further processing and resale to end customers.

During the three months ended December 31, 2025, the Company had four customers (December 31, 2024 – three customers), that individually represented more than 10% of the Company’s net revenue.

18.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
Office and general	$4,660	$3,441
Wages and benefits	5,007	4,988
Professional fees	2,678	1,476
Depreciation and amortization	2,215	1,057
Travel and accommodation	156	154
Utilities	234	117
Total general and administrative expenses	$14,950	$11,233

19.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company has one operating segment.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024    16

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